UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one:)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   __________________

PART I — REGISTRANT INFORMATION

ACCREDITED MEMBERS HOLDING CORPORATION
Full Name of Registrant

Former Name if Applicable

2 N. Cascade Ave, #1400
Address of Principal Executive Office (Street and Number)

Colorado Springs, CO 80903
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to the fact that it has a small number of accounting staff, effected various transactions during the 2010 fiscal year that implicate various complicated accounting and disclosure issues, and thus has not completed the process of preparing and integrating operating information into statements for the fiscal year 2010.  The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J.W. Roth	(719)	265-5821
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACCREDITED MEMBERS HOLDING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	March 31, 2011	By	/s/ J.W. Roth
J.W. Roth Chief Executive Officer and Co-Chairman

ATTACHMENT 1 TO
FORM 12b-25
NOTIFICATION OF LATE FILING

The Company expects to report a significant increase in its revenues for the year ending December 31, 2010 as compared to the fiscal year ending December 31, 2009.  Total revenues for fiscal 2010 are expected to be approximately $1,700,000 greater than fiscal 2009 revenues.  This increase is primarily the result of the fact that during fiscal 2009 the Company’s activities were primarily organizational in nature, whereas during fiscal 2010, the Company was engaged in various active business operations.  However, the Company is expecting to report a net loss of approximately $2,593,000 for the year ending December 31, 2010.